                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)


                              CellStar Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   150925105
                 ----------------------------------------------------
                                 (CUSIP Number)

                                 Hong An Hsien
                        509-510, 5th.  Floor, Block B.
                     Sing Tau Building, 1 Wang Kwong Road
                        Kowloon Bay, Kowloon, Hong Kong
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                     July 8, 1997
                 -------------------------------------------------------
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

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                               SCHEDULE 13D/A

CUSIP No. 150925105                                       Page  2  of  9  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Hong An Hsien
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  / /
                                                                      (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
     OO
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Taiwan, ROC
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,227,659
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,227,659
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 150925105                   13D/A                  Page 3 of 9 Pages

     Pursuant to Rule 13d-2(c) of the Act, the Schedule 13D is being amended and restated in its entirety.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of CellStar Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1730 Briercroft Court, Carrollton, Texas 75006.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  Name: Hong An Hsien ("Mr. Hong").

     (b) Business Address: 509-510, 5th. Floor, Block B., Sing Tau Building, 1 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong.

     (c) Mr. Hong's principal occupation is Vice Chairman, Chief Executive Officer, President and General Manager of CellStar (Asia) Corporation, Limited ("CellStar Asia"). The address of CellStar Asia is 509-510, 5th. Floor, Block B., Sing Tao Building, 1 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong.

     (d) Mr. Hong has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Mr. Hong has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Hong is a citizen of Taiwan, Republic of China.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 20, 1997, the Company's Board of Directors declared a three-for-two Common Stock split payable in the form of a 50% stock dividend (the "June 1997 Split"). Such stock dividend was distributed on June 17, 1997, to stockholders of record on June 2, 1997. As a result, Mr.Hong's beneficial ownership has correspondingly increased, and the exercise prices of Mr. Hong's stock options discussed below have correspondingly decreased.

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CUSIP No. 150925105                   13D/A                  Page 4 of 9 Pages

     Pursuant to an Exchange Agreement, dated as of June 2, 1995 (the "Exchange Agreement"), by and between Mr. Alan H. Goldfield and Mr. Hong, Mr. Hong acquired 1,000,000 shares of Common Stock (1,500,000 shares after the June 1997 Split). Mr. Hong acquired such shares (along with U.S. $1,000,000) in exchange for 1,499,999 shares of the Voting Stock, par value Hong Kong $1.00, of CellStar Asia (which represented 50.0% of the issued and outstanding shares of such entity) and 25,000 ordinary shares, par value Singapore $1.00 of CellStar Pacific PTE LTD (which represented 5.0% of the issued and outstanding shares of such entity).

     On January 10, 1996, Mr. Hong was granted options to purchase 25,000 shares of Common Stock at an exercise price per share of $22.75 (adjusted to 37,500 shares at an exercise price of $15.167 per share to reflect the June 1997 Split). Such options were granted pursuant to the Company's 1993 Amended and Restated Long-Term Incentive Plan (the "1993 Plan") and began vesting annually with respect to 25% of the shares covered thereby on January 10, 1997. Therefore, Mr. Hong is deemed to beneficially own 9,375 of the shares of Common Stock subject to such options.

     On January 16, 1996, Mr. Hong was granted options to purchase 22,189 shares of Common Stock at an exercise price per share of $22.50 (adjusted to 33,284 shares at an exercise price of $15.00 per share to reflect the June 1997 Split). Such options were granted pursuant to the 1993 Plan and were fully exercisable on the date of grant. Therefore, Mr. Hong is deemed to beneficially own 33,284 of the shares of Common Stock subject to such options. The options disclosed in this Item 3 are collectively referred to herein as the "Employee Options."

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The Employee Options were granted to Mr. Hong pursuant to the terms of the 1993 Plan. Mr. Hong acquired all of the shares of Common Stock owned of record by him for investment purposes. Depending on market conditions and other factors that he may deem material to an investment decision, Mr. Hong may purchase additional shares of Common Stock or may dispose of all or a portion of the shares of Common Stock that he now beneficially owns or may hereafter acquire. The sales disclosed in Item 5 below were made to provide for liquidity. Depending on market conditions, Mr. Hong is currently contemplating additional sales of Common Stock for the same purposes. Except as set forth in this Item 4, Mr. Hong does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

CUSIP No. 150925105                   13D/A                  Page 5 of 9 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Hong beneficially owns an aggregate of 1,227,659 shares, or approximately 4.2%, of the Common Stock of the Company. Mr. Hong beneficially owns 42,659 of such shares through his ownership of the Employee Options.

     (b) Mr. Hong does not currently possess sole or shared voting power with respect to any shares of Common Stock. Mr. Hong possesses sole dispositive power with respect to 1,227,659 shares of Common Stock.

     (c) Over the period of time from July 1, 1997, through July 16, 1997, Mr. Hong disposed of direct ownership of 315,000 shares of Common Stock through open market sales as follows:

                            NUMBER OF            PROCEEDS PER
          DATE             SHARES SOLD           SHARES
          ----             -----------           ------
         7/1/97            25,000                $32.00

         7/2/97            25,000                $32.00

         7/3/97             2,500                $32.25

         7/3/97            47,500                $32.00

         7/8/97            15,000                $32.50

         7/8/97            12,500                $32.4375

         7/8/97            12,500                $32.375

         7/8/97            25,000                $32.625

         7/8/97            10,000                $32.5625

         7/9/97            10,000                $32.375

         7/9/97             5,000                $32.375

         7/10/97           22,500                $32.625

         7/10/97            2,500                $32.75

         7/10/97           25,000                $32.75

         7/11/97           20,000                $33.00

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CUSIP No. 150925105                   13D/A                  Page 6 of 9 Pages

                            NUMBER OF            PROCEEDS PER
          DATE             SHARES SOLD           SHARES
          ----             -----------           ------

         7/11/97           20,000                $33.50

         7/11/97           20,000                $33.50

         7/14/97           10,000                $33.50

         7/16/97            5,000                $33.50


          Except as set forth in Item 3 above and this Item 5, no transactions in the Common Stock were effected by Mr. Hong during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

     (d)  Not applicable.

     (e) On July 3, 1997, Mr. Hong ceased to be the beneficial owner of more than 5.0% of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As further discussed in Item 3 above, on June 2, 1995, Mr. Hong acquired 1,000,000 (1,500,000 as a result of the June 1997 Split) shares of Common Stock (the "Exchange Shares") pursuant to the Exchange Agreement. Mr. Hong has granted a revocable proxy (the "Proxy") to Mr. Goldfield with respect to the Exchange Shares. The Proxy authorizes Mr. Alan H. Goldfield to represent
Mr. Hong and to vote all of the Exchange Shares at any and all meetings of stockholders of the Company and in any consent of stockholders in writing. The Proxy may be revoked by Mr. Hong upon 90 days' written notice.

     Pursuant to a Registration Rights Agreement dated June 2, 1995 (the "Registration Rights Agreement"), between Mr. Hong and the Company, Mr. Hong has certain registration rights with respect to the Exchange Shares. Mr. Hong may request that any or all of the Exchange Shares be included in one registration statement proposed to be filed by the Company pursuant to the Securities Act of 1933, as amended. If the Company is not able to include in any such registration statement all of the Exchange Shares that Mr. Hong has requested be registered, then Mr. Hong may participate in future registration statements until he has participated in one registration statement in which he is not requested to reduce the number of Exchange Shares for which he requests registration. Mr. Hong must pay his pro rata share of offering expenses and transfer taxes, and underwriting discounts and selling commissions, if any, and the

CUSIP No. 150925105                   13D/A                  Page 7 of 9 Pages

fees of his own counsel in connection with the registration of any of the Exchange Shares.

     As further discussed in Item 3 above, Mr. Hong was granted the Employee Options pursuant to the terms of the 1993 Plan.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     7.1 Form of Exchange Agreement dated as of June 2, 1995, by and between Mr. Hong and Mr. Goldfield.*

     7.2 Form of Revocable Proxy dated July 22, 1995, given by Mr. Hong to Mr. Goldfield.**

     7.3 Form of Registration Rights Agreement dated as of June 2, 1995, by and between Mr. Hong and the Company.*

--------------------
* Previously filed as an exhibit to Mr. Hong's Schedule 13D dated June 2, 1995. ** Filed herewith.



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CUSIP No. 150925105                   13D/A                  Page 8 of 9 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 6, 1997


                                       /s/ Hong An Hsien
                                       -------------------------------------
                                       Hong An Hsien

CUSIP No. 150925105                   13D/A                  Page 9 of 9 Pages

                                  EXHIBIT INDEX


  Number  Description
  ------  -----------

    7.1 Form of Exchange Agreement dated as of June 2, 1995, by and between Mr. Hong and Mr. Goldfield.*

    7.2 Form of Revocable Proxy dated July 22, 1997, given by Mr. Hong to Mr. Goldfield.**

    7.3 Form of Registration Rights Agreement dated as of June 2, 1995, among Mr. Hong and the Company.*

--------------------
* Previously filed as an exhibit to Mr. Hong's Schedule 13D filed June 2, 1995. ** Filed herewith.